Exhibit 99.1

News Release

Investors, analysts and other interested parties can access Brookfield Infrastructure’s 2011 third quarter results as well as the Letter to Unitholders and Supplemental Information on the web site under the Investor Relations section at www.brookfieldinfrastructure.com.

The 2011 third quarter results conference call can be accessed via webcast on November 4, 2011 at 9:00 a.m. ET at www.brookfieldinfrastructure.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-412-858-4600, at approximately 8:50 a.m. ET. The teleconference taped rebroadcast can be accessed at 1-800-319-6413 (password: 9245#) until midnight on December 4, 2011.

BROOKFIELD INFRASTRUCTURE ANNOUNCES
 SOLID THIRD QUARTER 2011 RESULTS

November 4, 2011 – Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced its results for the third quarter ended September 30, 2011.

	Three months ended Sept. 30		Nine months ended Sept. 30
US$ millions (except per unit amounts)	2011	2010	2011	2010
FFO1	$97	$55	$297	$151
– per unit2	$0.62	$0.52	$1.89	$1.42
Net income	$62	$33	$133	$51
– per unit2	$0.39	$0.31	$0.84	$0.48

Brookfield Infrastructure posted strong results for the third quarter of 2011, with funds from operations (“FFO”)1 totalling $97 million ($0.62 per unit) compared to FFO of $55 million ($0.52 per unit) in the third quarter of 2010.  The 19% increase in FFO per unit was largely attributable to the merger with Prime Infrastructure (Prime) during the fourth quarter of 2010. Results also reflect a significant increase in FFO from Brookfield Infrastructure’s utilities segment.  Overall, after deducting maintenance capital expenditures, Brookfield Infrastructure generated an adjusted funds from operations (“AFFO”) yield3 of 10% for the quarter.

“Our solid results reflect the high quality of our cash flows and the stability of our operations,” said Sam Pollock, Chief Executive Officer of Brookfield’s Infrastructure Group.  “With 80% of our cash flows supported by regulatory and contractual frameworks, our business has continued to perform well, despite the economic headwinds we are experiencing in the global economy.  Following our recent equity offering, we have over $700 million of corporate liquidity.  We are well positioned to grow our business both organically and through acquisitions that capitalize on the opportunities that could materialize in this market.”

Segment Performance

Brookfield Infrastructure’s utilities segment generated FFO of $77 million in the third quarter of 2011, versus $43 million in the third quarter of 2010, implying an AFFO yield of 19%4.  In addition to the favourable impact of the Prime merger, this segment’s performance increased significantly due to the rate reset at its Australian coal terminal, a favourable Australian dollar and greater developer contributions in its UK connections business.

The transport and energy segment generated FFO of $39 million, compared to $20 million in the third quarter of 2010, implying an AFFO yield of 6%.  Aside from the Prime merger, this segment’s performance reflects a solid performance from its UK port operations, offset by weaker results from its North American gas transmission and Australian railroad businesses.

The timber operations reported FFO of $5 million in the third quarter of 2011, compared to $nil in the third quarter of last year.  These results were favourable compared to last year but declined compared with the results in the second quarter of 2011. Realized export prices increased by 15% and realized domestic prices increased by 16% versus last year as strong demand from Asian markets supported prices in domestic markets.  In response to this price environment, Brookfield Infrastructure increased its harvest by 30% over last year.

The following table presents net income and FFO by segment:

	Three months ended Sept. 30		Nine months ended Sept. 30
US$ millions, unaudited	2011	2010	2011	2010
Net income (loss) by segment
Utilities	$56	$9	$107	$38
Transport and energy	9	34	51	46
Timber	32	1	45	7
Corporate	(35)	(11)	(70)	(40)
Net income (loss)	$62	$33	$133	$51

FFO by segment
Utilities	$77	$43	$204	$102
Transport and energy	39	20	123	72
Timber	5	-	28	9
Corporate	(24)	(8)	(58)	(32)
FFO	$97	$55	$297	$151

Acquisition of Chilean Toll Roads

During the quarter, Brookfield infrastructure signed agreements to make a $150 million investment in a 33 kilometre toll road and tunnel that are key arteries in the transportation network in Santiago, Chile.  This acquisition is expected to close in the fourth quarter of 2011.

“We are excited about this investment as it seeds our toll road platform with a high quality asset in a high growth country that has a solid concession regime.  We expect this toll road to generate substantial revenue growth as a result of robust economic growth in Chile that will drive significantly higher motorization rates within the country, combined with a tariff regime that allows annual pricing increase” said Pollock.

Brookfield Infrastructure is targeting levered after-tax returns on equity consistent with its long-term investment objectives of 12-15%.

Australian Railroad Update

During the quarter, Brookfield Infrastructure continued to advance the expansion of its Australian railroad with the signing of a 10-year commercial track access agreement (CTAA) with Worsley Alumina and, subsequent to quarter end, a 10-year CTAA with Mineral Resources Ltd (MRL). Brookfield Infrastructure has now signed five of the six CTAAs targeted for 2011, accounting for 93% of the projected revenues of its expansion program. The sixth agreement is expected to be signed in the fourth quarter.

The total capital cost of the Australian railroad’s expansion program is estimated to be A$600 million, predominantly invested over the next two years.  To date, Brookfield Infrastructure has invested approximately A$175 million of the estimated total cost of the expansion program. Brookfield Infrastructure currently expects to complete the projects on time and on budget.

Equity Offering

On October 26, Brookfield Infrastructure issued 28 million units at $24.75 per unit, under its shelf registrations in the U.S. and Canada.  In total, net proceeds of approximately $660 million were raised.  As part of the offering, Brookfield Asset Management invested approximately $200 million to maintain its approximate 30% ownership stake.  Proceeds from the offering will be used to fund an equity investment in Brookfield Infrastructure’s Australian railroad, including the pay down of its corporate credit facility which had been primarily drawn over the past nine months to fund the rail expansion program, and a $150 million investment in its Chilean toll road.  Following the equity offering, Brookfield Infrastructure has corporate liquidity of over $700 million.

Distribution Declaration

The Board of Directors has declared the Partnership’s quarterly distribution in the amount of US$0.35 per unit, payable on December 30, 2011 to unitholders of record as at the close of business on November 30, 2011.  During the third quarter, Brookfield Infrastructure’s distribution implied a payout ratio5 of 56% of FFO.  Brookfield Infrastructure’s policy is to target a sustainable distribution in the range of 60-70% of FFO.

Distributions are eligible for reinvestment under the Partnership’s Distribution Reinvestment Plan. Information on this Plan and on declared distributions can be found on Brookfield Infrastructure’s website under Investor Relations/Distributions.

Additional Information

The Letter to Unitholders and the Supplemental Information for the three months ended September 30, 2011 contain further information on Brookfield Infrastructure’s strategy, operations and financial results. Unitholders are encouraged to read these documents, which are available at www.brookfieldinfrastructure.com.

* * * * *
Brookfield Infrastructure operates high quality, long-life assets that generate stable cash flows, require relatively minimal maintenance capital expenditures and, by virtue of barriers to entry and other characteristics, tend to appreciate in value over time. Its current business consists of the ownership and operation of premier utilities, transport and energy, and timber assets in North and South America, Australasia, and Europe. It also seeks acquisition opportunities in other infrastructure sectors with similar attributes. The payout policy targets 3% to 7% annual growth in distributions. Units trade on the New York and Toronto Stock Exchanges under the symbols BIP and BIP.UN, respectively. For more information, please visit Brookfield Infrastructure’s website at www.brookfieldinfrastructure.com.

For more information, please contact:

Investors: Tracey Wise Vice President, Investor Relations Tel: 416-956-5154 Email: tracey.wise@brookfield.com	Media: Andrew Willis Senior Vice President, Communications and Media Tel: 416-369-8236 Email: andrew.willis@brookfield.com

Note: This news release contains forward-looking information within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. The words, “will”, “could”, “estimate”, “tend to”, “continue”, “believe”, “expect”, “target” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify the above mentioned and other forward-looking statements.  Forward-looking statements in this news release include statements regarding expansion of Brookfield Infrastructure’s business through growth opportunities within its operations, the level of distribution growth over the next several years, acquisition opportunities materializing, successfully closing the acquisition of interests in the Chilean toll roads, successful completion of capital projects at the Australian railroad on time and within budget and future distribution growth prospects in general.  Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties.  Factors that could cause actual results of the Partnership and Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products, the ability to achieve growth within Brookfield Infrastructure’s businesses and in particular completion on time and on budget of various large capital projects at some of the mining customers of our railroad business, which themselves depend on access to capital and continuing favourable commodity prices, the competitive business environment for our timber operations, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space and to integrate acquisitions into existing operations, and other risks and factors described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein.  Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

__________________________________________________
References to Brookfield Infrastructure are to the Partnership together with its subsidiary and operating entities.
References to the Partnership are to Brookfield Infrastructure Partners L.P.

1
FFO is equal to net income plus depreciation, depletion and amortization, deferred taxes and certain other items. A reconciliation of net income to FFO is available in the Partnership’s Supplemental Information for the three months ended September 30, 2011 at www.brookfieldinfrastructure.com.

2	Average number of units outstanding on a fully diluted weighted average basis for the three and nine months ended September 30, 2011 was approximately 157.4 million (2010 - 106.7 million).
3	AFFO yield is equal to FFO less maintenance capital expenditures divided by average invested capital, expressed on an annualized basis.
4	AFFO yield at Brookfield Infrastructure’s utilities segment excludes impact of developer contributions at our European energy distribution operation.
5	Payout ratio is defined as distributions to unitholders divided by FFO.

Brookfield Infrastructure Partners L.P.
Statements of Funds from Operations

	For the three-month period ended Sept. 30		For the nine-month period ended Sept. 30
(US$ millions, except per unit information, unaudited)	2011	2010	2011	2010

Operating platforms – revenues less direct costs
Utilities	$113	$62	$312	$161
Transport and energy	79	37	241	123
Timber	12	7	49	29
Corporate and other	(15)	(11)	(43)	(30)
Total operating platforms – revenues less direct costs	189	95	559	283

Financing costs	(91)	(42)	(268)	(136)
Other (expenses) income	(1)	2	6	4

Total funds from operations (FFO)	97	55	297	151

Depreciation and amortization	(53)	(30)	(154)	(92)
Deferred income taxes and other items	18	8	(10)	(8)
Net income attributable to partnership	$62	$33	$133	$51

Fund from operations (FFO) per unit	$0.62	$0.52	$1.89	$1.42
Net income per unit	$0.39	$0.31	$0.84	$0.48

Notes:
Funds from operations in this statement is on a segmented basis and represents the operations of Brookfield Infrastructure net of charges associated with related liabilities and non-controlling interests. Readers are encouraged to refer to Brookfield Infrastructure’s Supplemental Information which is available at www.brookfieldinfrastructure.com.

The Statements of Funds from Operations above are prepared on a basis that is consistent with the Partnership’s Supplemental Information and differs from net income (loss) as presented in Brookfield Infrastructure’s Consolidated and Combined Statements of Operations on page 8 of this release, which is prepared in accordance with IFRS. Management uses funds from operations as a key measure to evaluate performance and to determine the underlying value of its businesses. Readers are encouraged to consider both measures in assessing Brookfield Infrastructure’s results.

Brookfield Infrastructure Partners L.P.
Statements of Partnership Capital

(US$ millions except per unit information, unaudited)	As of Sept. 30, 2011	As of Dec. 31, 2010

Assets
Operating Platforms
Utilities	$1,225	$1,370
Transport and energy	1,642	1,451
Timber	607	602
Cash and cash equivalents	—	11
Other assets	84	77
	$3,558	$3,511

Liabilities
Corporate borrowings	$312	$18
Non-recourse borrowings	110	113
	422	131
Capitalization
Partnership capital	3,136	3,380
	$3,558	$3,511

Net book value per unit	$19.92	$21.47

Notes:
Partnership capital in these statements represents Brookfield Infrastructure’s investments in its operations on a segmented basis, net of underlying liabilities and non-controlling interests.

Accordingly, the statements above differ from Brookfield Infrastructure’s Consolidated and Combined Balance Sheets contained in its financial statements, which are prepared in accordance with IFRS.  Readers are encouraged to consider both bases of presentation in assessing Brookfield Infrastructure's financial position and to refer to Brookfield Infrastructure’s Supplemental Information, available at www.brookfieldinfrastructure.com.

Brookfield Infrastructure Partners L.P.
Consolidated and Combined Statements of Financial Position

(US$ millions, unaudited)	As of Sept. 30, 2011	As of Dec. 31, 2010

Assets
Cash and cash equivalents	$157	$154
Accounts receivable	198	187
Deferred income taxes and other	97	44
Assets classified as held for sale	—	1,859
Total current assets	452	2,244

Property, plant and equipment	3,333	2,995
Intangible assets	2,798	2,903
Standing timber	2,723	2,578
Investments in associates	1,044	1,069
Goodwill	591	591
Investment properties	176	175
Deferred income taxes and other	669	554
Total assets	$11,786	$13,109

Liabilities and partnership capital
Accounts payable and other	$370	$269
Non-recourse borrowings	41	615
Liabilities classified as held for sale	—	1,859
Total current liabilities	411	2,743

Corporate borrowings	312	18
Non-recourse borrowings	4,708	3,960
Deferred income taxes and other	1,580	1,383
Preferred shares	20	20
Total liabilities	7,031	8,124

Partnership capital
Limited partner’s capital	2,881	2,881
General partners’ capital	19	19
Retained earnings	284	302
Other comprehensive (loss) income	(48)	178
Non-controlling interest	1,619	1,605
Total partnership capital	4,755	4,985
Total liabilities and partnership capital	$11,786	$13,109

Brookfield Infrastructure Partners L.P.
Consolidated and Combined Statements of Operating Results

	For the three-month period ended Sept. 30		For the nine-month period ended Sept. 30
(US$ millions, unaudited)	2011	2010	2011	2010

Revenues	$414	$137	$1,232	$418
Cost of revenues	(232)	(94)	(669)	(264)
General and administrative expenses	(15)	(8)	(43)	(23)
Gross margin	167	35	520	131
Interest expense	(85)	(35)	(250)	(98)
Income before under noted	82	—	270	33
Earnings from investments in associates	14	31	38	56
Depreciation and amortization expense	(34)	(5)	(90)	(15)
Fair value adjustments	156	6	133	8
Other income (expense)	5	4	26	(1)
Income before income tax	223	36	377	81
Income tax expense (recovery)	(67)	1	(92)	(10)
Net income	$156	$37	$285	$71
Less: net income attributable to non-controlling interests	(94)	(4)	(152)	(20)
Net income attributable to partnership	$62	$33	$133	$51

Brookfield Infrastructure Partners L.P.
Consolidated and Combined Statements of Cash Flows

	For the three-month period ended Sept. 30		For the nine-month period ended Sept. 30
(US$ millions, unaudited)	2011	2010	2011	2010

Operating Activities
Net income	$156	$37	$285	$71
Adjusted for the following items:
Earnings from investments in associates, net of distributions	(7)	(20)	(15)	(11)
Depreciation and amortization expense	34	5	90	15
Fair value adjustments	(156)	(6)	(133)	(8)
Deferred tax expense (recovery)	68	(2)	91	7
Impact of foreign exchange on cash	(10)	—	4	(1)
Change in non-cash working capital, net	(78)	(41)	(129)	(46)
Cash from (used by) operating activities	7	(27)	193	27

Investing Activities
Investments in or partial sale of operating assets	(7)	36	(20)	25
Investments in long-lived assets	(137)	(6)	(352)	(13)
Net settlement of foreign exchange contracts	(29)	—	(65)	13
Cash from (used by) investing activities	(173)	30	(437)	25

Financing Activities
Distribution to unitholders	(57)	(29)	(155)	(87)
Corporate borrowings	95	17	294	17
Subsidiary borrowings	51	—	108	(18)
Cash from (used by) financing activities	89	(12)	247	(88)

Cash and cash equivalents
Change during the year	(77)	(9)	3	(36)
Balance, beginning of period	234	80	154	107
Balance, end of period	$157	$71	$157	$71